Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 30, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”) File Nos. 333-227298, 811-23377 Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 181 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001387131-23-007562) on June 14, 2023, to reflect a material change in the scope of ZEGA Financial, LLC’s (the “Sub-Adviser”) authority to trade portfolio securities for the ZEGA Buy and Hold ETF, a series of the Trust.

No securities of the Fund were sold in connection with the Amendment. The Fund’s investment adviser, Toroso Investments, LLC, and the Sub-Adviser, have mutually decided not to proceed at this time with the changes contemplated by the Amendment.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 (Extension 731) or mpellegrino@tidalfg.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Toroso Investments, LLC